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As filed with the Securities and Exchange Commission on July 31, 2002

Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FAIRMARKET, INC.
(Exact name of Registrant as specified in its charter)

Delaware	04-3351937
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

500 Unicorn Park Drive
Woburn, Massachusetts 01801-3441
(781) 376-5600
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Nanda Krish
President and Chief Executive Officer
FairMarket, Inc.
500 Unicorn Park Drive
Woburn, Massachusetts 01801-3441
(781) 376-5600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications should be sent to:
David F. Dietz, P.C.
Robert P. Whalen, Jr., P.C.
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109-2881
(617) 570-1000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered(1)	Amount to be Registered(2)	Proposed Maximum Offering Price Per Share(3)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee

Common Stock, par value $.001 per share	9,757,029	$1.22	$11,903,575.38	$1,095.13

(1)
Each share of common stock includes one preferred stock purchase right which are attached to and will trade with each share of common stock sold in the offering. These rights are also covered by this registration statement and the value attributable to them, if any, is reflected in the market price of the common stock. Prior to the occurrence of certain events, the rights will not be exercisable nor will they be evidenced separately from the common stock.

(2)
Pursuant to Rule 416, with respect to the 952,380 shares of our common stock being registered that are issuable upon the conversion of shares of our Series B Preferred Stock, we are also registering any additional shares of our common stock that may be issued in connection with the conversion of shares of our Series B Preferred Stock, pursuant to the terms of our Series B Preferred Stock, to prevent dilution resulting from stock splits, stock dividends or other similar transactions.

(3)
Estimated pursuant to Rule 457(c) solely for the purpose of calculating the registration fee based on the average of the high and low prices for our common stock as reported on the Nasdaq National Market on July 26, 2002.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated July 31, 2002

PROSPECTUS

        9,757,029 Shares

FAIRMARKET, INC.
Common Stock
(par value $0.001 per share)

        This prospectus relates to the offer and sale by the selling stockholders identified in this prospectus, and any of their pledgees, donees, transferees or other successors in interest, of up to an aggregate of 9,757,029 shares of common stock of FairMarket, Inc., of which (i) 8,804,649 shares are issued and outstanding and (ii) 952,380 shares are issued or issuable upon the conversion of shares of the Series B Preferred Stock of FairMarket (and such additional shares of common stock that are issuable upon such conversion pursuant to the terms of the Series B Preferred Stock to prevent dilution resulting from stock splits, stock dividends or other similar transactions). We are filing the registration statement of which this prospectus is a part to fulfill our contractual obligations to do so. We will not receive any of the proceeds from the sale of the common stock by the selling stockholders, but we are bearing the expenses of registration.

        Our common stock is listed on the Nasdaq National Market under the symbol "FAIM." On July 30, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $1.34.

        See "Risk Factors" beginning on page 4 for a discussion of certain factors that you should consider before you invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is            , 2002

PROSPECTUS SUMMARY

        This summary only highlights the more detailed information appearing elsewhere in this prospectus or incorporated in this prospectus by reference. As this is a summary, it may not contain all information that is important to you. You should read this entire prospectus carefully before deciding whether to invest in our common stock.

        This prospectus contains forward-looking statements. You should read the explanation of the qualifications and limitations on our forward-looking statements on page 19 of this prospectus. You should also carefully consider the various risk factors beginning on page 4 of this prospectus, which risk factors may cause our actual results to differ materially from those indicated by our forward-looking statements. You should not place undue reliance on our forward-looking statements.

        Unless the context otherwise requires, all references to "we," "us," "our company" or "the Company" in this prospectus refer collectively to FairMarket, Inc., a Delaware corporation, and its subsidiaries, considered as a single enterprise.

About FairMarket, Inc.

        We provide private-label, Internet-based marketing and commerce solutions that incorporate dynamic pricing. We offer a range of services, technology and expertise to help large merchants maximize yield on clearance, excess and off-lease inventory and to realize process efficiencies. Our solutions enable merchants to sell to their existing base of wholesale buyers or to buyers on eBay, as well as consumers on their own sites. Our technology is designed to enable our customers to leverage their existing inventory, transaction and fulfillment infrastructures by integrating seamlessly with those systems.

        Our services are used in four primary areas: (1) retail and discount clearance; (2) promotions and interactive marketing; (3) business-to-business surplus; and (4) outsourced auctions and e-commerce to portals and other web communities. We provide a broad suite of dynamic pricing formats, including auctions, our primary format, as well as fixed and falling price formats.

        FairMarket, Inc. is a Delaware corporation. Our principal executive offices are located at 500 Unicorn Park Drive, Woburn, Massachusetts 01801. Our telephone number is (781) 376-5600. Our web site is http://www.fairmarket.com. The information on our website does not constitute part of this prospectus. Our common stock is listed on the Nasdaq National Market under the symbol "FAIM."

Recent Developments

JHC Agreement

        On May 7, 2002, we entered into a Settlement and Standstill Agreement (the "Settlement Agreement") with JHC Investment Partners, LLC (one of the selling stockholders), MM Companies, Inc. (f/k/a musicmaker.com, Inc.), Jewelcor Management, Inc., Barington Capital Group, L.P. and Barington Companies Equity Partners, L.P. (collectively, the "JHC Entities") under which we expanded the size of our Board from four to five members, appointed Joseph R. Wright, Jr. as a Class II director to serve until our 2002 annual meeting of stockholders (the "2002 Annual Meeting") and nominated Mr. Wright, together with our then-existing Class II director, Rory J. Cowan, for re-election as Class II directors at the 2002 Annual Meeting, to serve until our 2005 annual meeting of stockholders. In return, the JHC Entities agreed not to engage in a proxy contest at the 2002 Annual Meeting and voted in favor of Mr. Cowan at the 2002 Annual Meeting. In addition, the JHC Entities agreed to vote in favor of our Board's nominees for election as directors at our 2003 and 2004 annual meetings of stockholders. The JHC Entities also agreed not to take certain specified actions with respect to its ownership of our common stock until January 22, 2005. We entered into the Settlement Agreement in order to avoid the expense and diversion of management attention that would have been required to defend against a proxy contest.

eBay Agreements

        On May 31, 2002, in connection with our issuance of shares of Series B Preferred Stock to eBay Inc., the beneficial owner of all of our outstanding shares of Series B Preferred Stock and a selling stockholder, we entered into a Series B Preferred Stock Conversion and Voting Agreement with eBay under which eBay agreed to certain restrictions with respect to the number of shares of common stock into which the shares of Series B Preferred Stock may be converted and with respect to the number of votes to which the shares of Series B Preferred Stock are entitled on an as converted to common stock basis.

        In April 2002, we entered into a Promotions Agreement with eBay under which we and eBay have agreed that FairMarket will, subject to certain exceptions, serve, on behalf of eBay, as eBay's exclusive technology platform for third parties that desire to provide point-based loyalty programs. This agreement expires on October 1, 2003 and is subject to early termination in certain events.

        In February 2002, we entered into a three-year Commerce Services Agreement with eBay under which we are, on behalf of eBay, providing the private-label promotional technology platform behind a Burger King Corporation online loyalty program. This agreement is subject to a one-year extension and to early termination in certain events, including any termination of the related agreement between eBay and Burger King.

Financial Results for Quarter Ended June 30, 2002

        On July 31, 2002, we issued a press release announcing our financial results for the quarter ended June 30, 2002. For the second quarter of 2002, we reported total revenue of $1.3 million and a net loss of $7.2 million, or $(0.25) per share.

        During the second quarter of 2002, we recorded a one-time charge of $114,200 against revenue to reflect the amount by which the fair value of the shares of our Series B Preferred Stock issued to eBay in May 2002 exceeded the amount paid by eBay for the shares. The effect was to reduce revenue for the second quarter from approximately $1,460,000 to approximately $1,346,000 and to increase the net loss for the second quarter by $114,200. This one-time charge was made in accordance with the Emerging Issues Task Force Issue 01-09, Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products, which requires that companies report non-cash stock compensation to customers as a reduction in revenue.

        Net loss before equity-related charges for the second quarter of 2002 was $2.9 million, or $(0.10) per share. Equity-related charges of $4.3 million for the second quarter of 2002 consist of the amortization of (i) deferred stock compensation resulting from the grant of stock options to employees at exercise prices subsequently deemed to be less than the fair value of the common stock on the grant date and (ii) the fair value of warrants issued to a strategic customer and shares of Series D convertible preferred stock issued to strategic customers at prices below their fair value prior to the company's initial public offering.

        We ended the second quarter with 52 customers. Our average revenue per customer for the second quarter was $24,900.

        We also announced that in late June 2002, we eliminated 18 positions worldwide, representing approximately 31% of our total employee base, and relocated our UK data center to the US. After giving effect to this workforce reduction, we had approximately 40 employees worldwide. We recorded a charge of approximately $530,000 in the second quarter of 2002 for the costs related to this restructuring initiative, which amount is included in our operating expenses for the quarter. We expect to pay substantially all of these costs by the end of the third quarter of 2002. Net loss before equity-related charges and the restructuring charge for the second quarter of 2002 was $2.4 million, or $(0.08) per share.

        Our net loss for the first quarter of 2002 reflected a one-time charge of $4.5 million for unutilized office space in our Woburn, Massachusetts headquarters. Net loss before equity-related charges and the one-time charge for unutilized office space for the first quarter of 2002 was $2.9 million, or $(0.10) per share.

        At June 30, 2002, our cash, cash equivalents and marketable securities totaled approximately $61 million.

Other Recent Developments

        On June 27, 2002, we held our 2002 annual meeting of stockholders and both Rory J. Cowan and Joseph R. Wright, Jr. were re-elected as Class II directors to serve until our 2005 annual meeting of stockholders.

The Offering

        This prospectus relates to up to 9,757,029 shares of our common stock, of which (i) 8,804,649 shares are issued and outstanding and (ii) 952,380 shares are issued or issuable upon the conversion of shares of our Series B Preferred Stock (and such additional shares of common stock that are issuable upon such conversion pursuant to the terms of the Series B Preferred Stock to prevent dilution resulting from stock splits, stock dividends or other similar transactions). Those shares may be offered for sale by the selling stockholders. We are registering the shares of common stock covered by this prospectus in order to fulfill our contractual obligations to do so. Registration of these shares does not necessarily mean that all or any portion of these shares will be offered for sale by the selling stockholders.

        We have agreed to bear the expenses of the registration of the common stock under federal and state securities laws, but we will not receive any proceeds from the sale of any common stock offered under this prospectus.

Plan of Distribution

        The selling stockholders may sell the shares of common stock through agents or dealers, directly to one or more individuals, institutional or other purchasers or through any combination of these methods of sale. The distribution of the shares of common stock may be effected in one or more transactions at market prices then prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

FAIRMARKET is a registered service mark, and the FairMarket logo, FairMarket Network and MarketSelect are service marks, of FairMarket, Inc. The names of other companies and products mentioned in this prospectus may be the trademarks of their respective owners.

RISK FACTORS

        You should carefully consider the following risks before investing in our common stock. You should also refer to and consider all of the information included or incorporated by reference in this prospectus, including the financial statements and related notes. The risks described below are only those risks we believe to be material. There may be additional risks that we view as not material or of which we are not presently aware. This section includes or refers to certain forward-looking statements; you should read the explanation of the qualifications and limitations on our forward-looking statements on page 19 of this prospectus.

Risks Related to Our Business

Our business is difficult to evaluate, our business strategy may not successfully address risks we face and your basis for evaluating us is limited.

        We were formed in February 1997 and we began to execute our current business model involving the offering of outsourced, private-label auction solutions in December 1998, which we have since expanded to include additional transaction pricing and extended marketing and distribution capabilities. While a high percentage of our operating expenses are and will continue to be fixed in the short term, our operating expenses are largely based on unpredictable revenue trends. Because of our limited operating history, our business strategy may not successfully address all of the risks we face, and you have limited operating and financial data about our business upon which to base an evaluation of our performance.

        We face the following risks, expenses and difficulties as a company seeking to develop a new Internet-based service:

  •
  if we fail to attract and retain quality customers we may be unable to generate sufficient revenue to support our business;

  •
  if we fail to attract and retain qualified sales, engineering and other personnel we may be unable to maintain and expand our business;

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  if we fail to maintain and upgrade our service offerings and technology to keep pace with the rapidly growing Internet market we serve we may be unable to compete effectively; and

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  if we fail to raise additional capital if and when we need it we may be unable to develop or sustain our business.

We expect to continue to incur substantial operating losses in the near future.

        For the quarter ended June 30, 2002, we incurred a net loss of approximately $7.2 million, which represented approximately 534.1% of our revenue for the same period. As of June 30, 2002, we had an accumulated deficit of approximately $129.0 million. We have not achieved profitability and we will continue to incur net losses until we can produce sufficient revenues to cover our costs, which may not occur. While it is our goal to achieve operating cash flow breakeven during the first half of 2003, even if we achieve profitability, we may be unable to sustain or increase our profitability in the future because we intend to continue to invest in the further development of our service offerings and technology and in the promotion of our service offerings. Any such investment will depend on the availability of funds.

We expect to continue to have negative operating cash flow in the near future which may require us to seek additional financing, which could be difficult to obtain.

        We expect to continue to experience negative operating cash flows for the foreseeable future because we intend to continue to invest in the further development of our service offerings and technology and in the promotion of our service offerings. We expect that we will fund these expenditures primarily from available cash.

        We believe, based on our present business plan, that our current cash, cash equivalents and marketable securities and our cash flows from operations will be sufficient to meet our working capital and operating resource expenditure requirements for both the short-term and long-term. If the assumptions underlying our business plan regarding future revenue and expenditures change or if unexpected opportunities or needs arise, we may find it necessary to obtain additional equity or debt financing. If additional financing is required, we may not be able to raise it on acceptable terms or at all.

We may not be able to continue to attract new customers or retain existing customers.

        The success of our business model depends in large part on our ability to increase our number of customers and to retain existing customers. The market for our services may grow more slowly than anticipated or become saturated with competitors, many of which may offer lower prices or broader distribution. In addition, the sales cycle for larger brand companies, retailers and manufacturers, where we currently focus our sales efforts, is generally longer than for the smaller companies and e-commerce companies that made up a larger part of our customer base in prior years. We also believe that uncertain economic conditions during 2001 and 2002 have resulted in a longer decision-making and implementation process with customers and during 2001 led in many cases to customer contract terminations as a result of the customer ceasing operations or focusing on other areas of their business. If we cannot continue to attract new customers on a timely basis or at all, or if we cannot maintain our existing customer base, our business and revenues would be adversely affected.

A loss of any client that accounts for a large portion of our revenues could cause our revenues to decline.

        For the second quarter of 2002, three of our customers, one of which is eBay, accounted for approximately 40% of our quarterly revenue, without giving effect to the one-time charge of $114,200 against revenue that we were required to record under the Emerging Issues Task Force Issue 01-09, Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Product, as described under "Financial Results for the Quarter Ended June 30, 2002" beginning on page 29 of this prospectus. If any one of these contracts is not renewed or otherwise terminates, and if we are unable to replace it with other client agreements, our revenues would decline and our losses would likely increase.

Because our industry is highly competitive and has low barriers to entry, we may not be able to effectively compete.

        The U.S. market for e-commerce services is extremely competitive. We expect competition to intensify as current competitors expand their product offerings and new competitors enter the market. In the surplus online auction market, in addition to competition from internally-developed solutions by individual organizations, we face competition for customers from third party providers in the following areas:

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  destination auction and auction aggregation sites such as: Dovebid, Liquidation.com (a division of Liquidity Services), Amazon.com, eBay and Yahoo! Auctions;

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  third party online auction enablers, such as ChannelAdvisor, MoonBuzz, ReturnBuy and Auctionworks, that facilitate the distribution of listings to third party auction sites such as eBay and Yahoo! Auctions; and

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  e-commerce vendors such as ATG, Broadvision, IBM and divine/OpenMarket who either have or may extend their offerings to incorporate capabilities similar to those offered by our services.

        In the online loyalty program market, in addition to competition from internally-developed solutions by individual organizations, we face competition from third party providers in the following areas:

  •
  destination sites with loyalty auction programs, such as Yahoo! Auctions; and

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  third party loyalty program enablers such as SoftCoin and Frequency Marketing who may extend their offerings to incorporate capabilities similar to those offered by our loyalty program service.

        The principal competitive factors include price, quality and breadth of services provided and potential for successful transaction activity. E-commerce and marketing technology markets are characterized by rapidly changing technologies, changing requirements of customers and frequent new product and service introductions. We may fail to introduce new online pricing formats and features on a timely basis or at all. If we fail to introduce new service offerings or to improve our existing service offerings in response to industry developments, or if our prices are not competitive, we could lose customers, which could lead to a loss of revenues.

        Because there are relatively low barriers to entry in the e-commerce market, competition from other established and emerging companies may develop in the future. Many of our competitors may also have well-established relationships with our existing and prospective customers. Increased competition is likely to result, and in some cases has resulted, in fee reductions, reduced margins, longer sales cycles for our services and a decrease or loss of our market share, any of which could harm our business, operating results or financial condition.

        Many of our competitors have, and new potential competitors may have, more experience developing Internet-based software applications and integrated purchasing solutions, larger technical staffs, larger customer bases, more and longer-standing distribution channels, greater brand recognition and greater financial, marketing and other resources than we have. In addition, competitors may be able to develop products and services that are superior to ours or that achieve greater customer acceptance. We cannot assure you that the e-commerce solutions offered by our competitors now or in the future will not be perceived as superior to ours by either businesses or consumers.

Our customers may not successfully increase transactions on their dynamic pricing sites.

        Beginning in the second half of 2001, we began to experience a shift in the nature of our revenue, from the fixed monthly fees we traditionally charge for hosting and maintaining customers' sites, to transaction-based fees. We believe that this revenue shift is partly a result of recent economic conditions and pricing competition, and partly a result of an increasing portion of our customers using our MarketSelect service (which we launched during the second quarter of 2001), the fees for which are primarily transaction-based. To the extent this revenue shift continues, our success will increasingly depend on increases in the amount of user traffic and the number of transactions on our customers' FairMarket-hosted sites or on eBay through our MarketSelect service. For this to occur, our existing customers must drive sufficient numbers of users to their FairMarket-hosted sites, they must devote sufficient resources to making their sites attractive to buyers and sellers and there must be demand for the products being offered on those sites and on eBay through our MarketSelect service. We cannot assure you that our customers will be successful in accomplishing any of these objectives and their failure to do so could impede our growth and adversely affect our business and revenues.

Our workforce reductions may impact our ability to attract or retain key personnel.

        Our future success will depend, in part, on attracting and retaining qualified personnel. On June 26, 2002, we eliminated 18 positions worldwide, representing approximately 31% of our total employee base. Previously, in 2001, we implemented two workforce reductions in which we eliminated 78 positions, and in 2000 we implemented a workforce reduction in which we eliminated 35 positions. We also experienced a number of management changes in the first half of 2001 and the first half of 2002. Management changes during the first half of 2002 included the election of Nanda Krish as full-time President and Chief Executive Officer, the appointment of three new directors to our Board of Directors, the resignation of one director from the Board, and the resignations of our Vice President of Sales and Marketing and our Vice President of Engineering. We experienced some attrition in personnel prior to and following these workforce reductions and believe that we may experience additional attrition in the future.

        We cannot assure you that we will be successful in hiring or retaining qualified personnel. Our inability to attract and retain qualified personnel on a timely basis, or the departure of key employees, could harm our existing business and ability to expand or maintain our operations.

We may not be successful in international markets.

        A component of our strategy has been to attract customers outside the U.S. For the quarter ended June 30, 2002, revenue under contracts with customers outside the U.S. (primarily in the United Kingdom) represented approximately 27.8% of our total revenue. During 2000, we opened offices in England, Australia and Germany. We completed the closing of our office in Germany during the third quarter of 2001 and the closing of our office in Australia during the first quarter of 2002. We continue to service our Australian customers out of our U.S. operations. We believe that significant opportunities exist in international markets, and we continue to evaluate our international strategy. Doing business in international markets requires significant management, financial, development, sales, marketing and other resources. We have limited experience in localizing our services, and some of our competitors have expanded or are undertaking expansion into foreign markets. We cannot assure you that we will expand into new, or continue our existing operations in, international markets or that we will be successful in international markets.

        In addition to the uncertainty regarding our ability to generate revenues from foreign operations and expand or maintain our international presence, there are risks inherent in doing business internationally, including, among others:

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  different legal and regulatory requirements;

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  difficulties in staffing and managing foreign operations;

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  longer payment cycles;

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  different accounting practices;

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  fluctuating currency exchange rates;

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  problems in collecting accounts receivable;

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  legal uncertainty regarding liability, ownership and protection of intellectual property;

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  tariffs and other trade barriers;

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  seasonal reductions in business activity;

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  potentially adverse tax consequences; and

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  political instability.

        Any of the above factors could adversely affect the success of our international operations. To the extent we expand our international operations, we will become more exposed to the above risks. To the extent we have increasing portions of our revenues denominated in foreign currencies, we will become subject to increased risks relating to foreign currency exchange rate fluctuations. We cannot assure you that one or more of the factors discussed above will not have a material adverse effect on our international operations and, consequently, on our results of operations and financial condition.

Buyers and sellers might not adopt online auction or other dynamic pricing solutions as a means for buying and selling goods and services.

        Online auction and other dynamic pricing solutions are relatively new methods of buying and selling that market participants may not adopt at levels sufficient to sustain our business. Traditional purchasing is often based on long-standing relationships or familiarity with sellers. For online dynamic pricing solutions to succeed, buyers and sellers must adopt new purchasing practices. Buyers must be willing to rely less upon traditional relationships in making purchasing decisions, and businesses must be willing to offer products for sale through online dynamic pricing solutions. We cannot assure you that online dynamic pricing solutions will be adopted at levels sufficient to sustain our business.

We may enter into strategic alliances or license technologies to expand our business or service offerings but may not be successful in doing so.

        In addition to internal development of new technologies, our future success may depend to a certain degree on our ability to enter into and implement strategic alliances to expand our product and service offerings and our distribution channels and/or to jointly market or gain market awareness for our service offerings. For example, during the second quarter of 2001 we expanded our auction service in the U.S. to provide customers with the opportunity to list, manage and transact sales through eBay. In the second quarter of 2002, we entered into an exclusive 18-month agreement with eBay to provide our loyalty marketing program technology platform to third parties. We may also expand our service offerings by licensing or purchasing complementary technologies from third parties. For example, during the first quarter of 2001 we announced that we licensed certain real-time e-business infrastructure software from TIBCO Software Inc. to enable us to provide real-time messaging infrastructure. We cannot assure you that we will be successful in identifying, developing or maintaining such alliances and relationships or that such alliances and relationships will achieve their intended purposes.

We may acquire other businesses or technologies, which could result in dilution to our stockholders, or operational or integration difficulties which could impair our financial performance.

        If appropriate opportunities present themselves, we may acquire businesses, technologies, services or products that we believe will be useful in the growth of our business. We do not currently have any commitments or agreements with respect to any acquisition. We may not be able to identify, negotiate or finance any future acquisition successfully. Even if we do succeed in acquiring a business, technology, service or product, the process of integration may produce unforeseen operating difficulties and expenditures and may require significant attention from our management that would otherwise be available for the ongoing development of our business. Moreover, we have not made any acquisitions, have no experience in integrating an acquisition into our business and may never achieve any of the benefits that we might anticipate from a future acquisition. If we make future acquisitions, we may issue shares of stock that dilute other stockholders, incur debt or assume contingent liabilities, any of which might harm our financial results and cause our stock price to decline. Any financing that we might need for future acquisitions may only be available to us on terms that restrict our business or that impose on us costs that reduce our revenue.

Others may assert that our technology infringes their intellectual property rights.

        The e-commerce industry is characterized by the existence of a large number of patents and frequent claims and litigation based on allegations of patent infringement and violation of other intellectual property rights. As the e-commerce market and the functionality of products in the industry continues to grow and overlap, we believe that the possibility of intellectual property claims against us will increase. For example, we may inadvertently infringe a patent of which we are unaware, or there may be patent applications now pending of which we are unaware which we may be infringing when they are issued in the future, or our service or systems may incorporate third party technologies that infringe the intellectual property rights of others. We have been and expect to continue to be subject to alleged infringement claims. The defense of any claims of infringement made against us by third parties, whether or not meritorious, could involve significant legal costs and require our management to divert time from our business operations. Either of these consequences of an infringement claim could have a material adverse effect on our operating results. If we are unsuccessful in defending any claims of infringement, we may be forced to obtain licenses or to pay royalties to continue to use our technology. We may not be able to obtain any necessary licenses on commercially reasonable terms or at all. If we fail to obtain necessary licenses or other rights, or if these licenses are costly, our operating results may suffer either from reductions in revenues through our inability to serve customers or from increases in costs to license third-party technologies.

Our business may suffer if we are not able to protect important intellectual property.

        Our ability to compete effectively against other companies in our industry will depend, in part, on our ability to protect our proprietary technology and systems designs. While we have attempted to safeguard and maintain our proprietary rights, we cannot assure you that we have been or will be completely successful in doing so. Further, our competitors may independently develop or patent technologies that are substantially equivalent or superior to ours.

        We have applied for patents on aspects of our technology and processes and those applications are pending with the U.S. Patent and Trademark Office. We cannot assure you that any patents will be issued. Even if some or all of these patents are issued, we cannot assure you that they will not be successfully challenged by others or invalidated, that they will adequately protect our technology and processes or that they will result in commercial advantages for us. "FairMarket" is a registered service mark in the U.S. We have applied for trademark registrations for some of our other brand names, and our marketing materials are copyrighted, but these protections may not be adequate. Effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country where we provide services. We may, at times, have to incur significant legal costs and spend time defending our copyrights and, if issued, our service marks and patents. Any defense efforts, whether successful or not, would divert both time and resources from the operation and growth of our business.

We may not be able to maintain the confidentiality of our proprietary knowledge.

        We rely, in part, on contractual provisions to protect our trade secrets and proprietary knowledge. These agreements may be breached, and we may not have adequate remedies for any breach. Our trade secrets may also be known without breach of such agreements or may be independently developed by competitors. Our inability to maintain the proprietary nature of our technology could harm our business, results of operations and financial condition by adversely affecting our ability to compete.

Our business may be adversely affected if we are unable to continue to license software that is necessary for our service offering.

        Through distributors, we license a variety of commercially-available Microsoft technologies, including our database software and Internet server software, which is used in our services and systems to perform key functions. We also license other third party technology to perform certain functions of our service, such as our search functionality, which utilizes technology from Verity, Inc., and technology that we license from TIBCO Software Inc., which we use in certain of our integration solutions. As a result, we are to a certain extent dependent upon those third parties continuing to maintain their technologies. We cannot assure you that we would be able to replace the functionality provided by these third party technologies on commercially reasonable terms or at all. The absence of or any significant delay in the replacement of certain functionalities could have a material adverse effect on our business, financial condition and results of operations.

Our systems infrastructure may not keep pace with the demands of our customers.

        Interruptions of service as a result of a high volume of traffic and/or transactions could diminish the attractiveness of our services and our ability to attract and retain customers. We cannot assure you that we will be able to accurately project the rate or timing of increases, if any, in the use of our service, or that we will be able to expand and upgrade our systems and infrastructure to accommodate such increases in a timely manner. We currently maintain separate systems in the U.S. for our U.S., U.K. and Australia services. Any failure to expand or upgrade our systems could have a material adverse effect on our results of operations and financial condition by reducing or interrupting revenue flow and by limiting our ability to attract new customers. Any such failure could also have a material adverse effect on the business of our customers, which could damage our reputation and expose us to a risk of loss or litigation and potential liability. The majority of the server capacity of our systems for each of the countries named above is currently not utilized.

A system failure could cause delays or interruptions of service to our customers.

        Service offerings involving complex technology often contain errors or performance problems. Many serious defects are frequently found during the period immediately following introduction and initial implementation of new services or enhancements to existing services. Although we attempt to resolve all errors that we believe would be considered serious by our customers before implementation, our systems are not error-free. Errors or performance problems could result in lost revenues or cancellation of customer agreements and may expose us to litigation and potential liability. We have from time to time discovered errors in our software or software of others used in our operating systems after its incorporation into our systems. We cannot assure you that undetected errors or performance problems in our existing or future services will not be discovered or that known errors considered minor by us will not be considered serious by our customers. We have experienced periodic minor system interruptions, which may continue to occur from time to time. Most of our contracts provide for the payment or credit to the customer of specified money damages (based on the monthly service fee paid by the customer) if we are unable to maintain specified levels of service based on downtime of either their FairMarket-hosted sites or our centralized service over a specified period, typically one month. The total dollar amount of our potential payment or credit obligations under these provisions if the service levels specified in all of those agreements were not met over the typical one month measurement period could be material. In addition, certain of our contracts also provide the customer with the right to terminate the contract if we are unable to maintain a minimum specified level of service. Performance problems in our technology could also damage our reputation which could reduce market acceptance of our services and lead to a loss of revenues.

The functioning of our systems or the hosting facilities of third parties on which we rely could be disrupted by factors outside our control.

        Our success depends on the efficient and uninterrupted operation of our computer and communications hardware systems. Substantially all of our computer hardware for operating our U.S., U.K. and Australia services is currently located at the facilities of Navisite, Inc. in Andover, Massachusetts. The computer hardware for our end-user customer service system is also hosted by a third party. These systems are vulnerable to damage or interruption from natural disasters, fires, power loss, telecommunication failures, break-ins, sabotage, computer viruses, intentional acts of vandalism, acts of terrorism and similar events. All of our systems are located in the same facility and we do not currently have a backup system in place for any of these systems. Despite any precautions we take or plan to take, the occurrence of a natural disaster or other unanticipated problems at any third party hosting facility could result in interruptions in our services. In addition, if any third party hosting service fails to provide the data communications capacity we require, as a result of human error, natural disaster or other operational disruption, interruptions in our service could result. Any damage to or failure of our systems could result in reductions in, or terminations of, our service, which could have a material adverse effect on our business, results of operations and financial condition.

Our business may suffer if buyers and sellers do not make payments or deliver goods.

        Our success may depend to some extent upon sellers on customer sites reliably delivering and accurately representing their listed goods and buyers paying the agreed purchase price. Our customers have received in the past, and we anticipate that they will receive in the future, communications from sellers and buyers who did not receive the purchase price or the goods that were to have been exchanged. Neither we nor our customers have the ability to require end-users to make payments or deliver goods or otherwise make end-users whole. Our customers also periodically receive complaints from buyers as to the quality of the goods purchased. We are unaware of any complaints that have materially impacted our customers' businesses in a detrimental manner. Neither we nor our customers have the ability to determine the level of such complaints that are made directly between buyers and sellers. We expect that both we and our customers will continue to receive requests from end-users requesting reimbursement or threatening legal action against either our customers or us if no reimbursement is made.

We may have to monitor or control activities on customer sites.

        The law relating to the liability of providers of online services for the activities of users of their services is currently unsettled in the U.S. and in other countries. Our service automatically screens by key word all listings submitted by end-users for pornographic material. We also have notice and take-down procedures related to infringing and illegal goods. These procedures are not foolproof and goods that may be subject to regulation by U.S. local, state or federal authorities or local foreign authorities could be sold through our service. These goods include, for example, firearms, alcohol and tobacco. We cannot assure you that we will be able to prevent the unlawful exchange of goods on our service or that we will successfully avoid civil or criminal liability for unlawful activities carried out by users through our service. The potential imposition of liability for unlawful activities of end-users of our customers could require us to implement measures to reduce our exposure to such liability, which may require us, among other things, to spend substantial resources and/or to discontinue one or more of our service offerings. Any costs incurred as a result of such liability or asserted liability would harm our results of operations.

Future government regulation of auctions and auctioneers may add to our operating costs.

        Numerous U.S. jurisdictions have laws and regulations regarding the conduct of auctions and the liability of auctioneers, which were enacted for consumer protection many years ago. We believe that the U.S. laws and regulations do not apply to our online auction services. However, little precedent exists in this area, and one or more jurisdictions in the U.S. or in other countries in which we do business are attempting or may attempt to impose these laws and regulations to online auction providers and may attempt to impose these laws and regulations on our operations or the operations of our customers in the future. Certain states are currently considering whether to apply their auctioneer regulations to online auctions and at least one state has passed legislation that applies to the conduct of all auctions, including auctions conducted over the Internet. If any such statute or regulation is interpreted to apply to us or to our customers, we and/or those of our customers to whom the statute applies could be required to obtain a license. This could adversely affect our ability to attract and retain customers, could adversely affect our results of operations by decreasing activity on our customers' auction sites and could subject us or our customers to fines if we or our customers are unable to obtain the required licenses. In addition, as the nature of the products listed by our customers or their end-users changes, we may become subject to new regulatory restrictions. If we do become subject to these laws and regulations in the future, it could adversely affect our ability to attract and retain customers and could adversely affect our results of operations by decreasing activity on our customers' FairMarket-hosted sites.

Risks Related to Our Industry

Our success depends on the continued growth of the Internet and online commerce.

        Our future revenues and profits depend upon the widespread acceptance and use of the Internet and other online services as a medium for commerce by businesses and consumers. The use of the Internet and e-commerce may not continue to develop at past rates and a sufficiently broad base of business and individual customers may not adopt or continue to use the Internet as a medium of commerce. The market for the sale of goods and services over the Internet is an emerging market. Demand and market acceptance for online services and for the sale of goods and services over the Internet are subject to a high level of uncertainty. Growth in our customer base depends on obtaining businesses and consumers who have historically used traditional means of commerce to purchase goods and services. For us to be successful, these market participants must accept and use novel ways of conducting business and exchanging information.

        E-commerce may not prove to be a viable medium for purchasing for the following reasons, any of which could seriously harm our business:

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  the necessary infrastructure for Internet communications may not develop adequately;

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  our potential customers, buyers and suppliers may have security and confidentiality/privacy concerns;

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  complementary products, such as high-speed modems and high-speed communication lines, may not be developed;

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  alternative purchasing solutions may be implemented;

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  buyers may dislike the reduction in the human contact inherent in traditional purchasing methods;

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  use of the Internet and other online services may not continue to increase or may increase more slowly than expected;

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  the development or adoption of new technology standards and protocols may be delayed or may not occur; and

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  new and burdensome governmental regulations may be imposed.

Our success depends on the continued reliability of the Internet.

        The Internet continues to experience significant growth in the number of users, frequency of use and bandwidth requirements. We cannot assure you that the infrastructure of the Internet and other online services will be able to support the demands placed upon them. Furthermore, the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and could face such outages and delays in the future. These outages and delays could adversely affect the level of Internet usage and also the level of traffic and the processing of transactions. In addition, the Internet or other online services could lose their viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet or other online service activity, or due to increased governmental regulation. Changes in or insufficient availability of telecommunications services or other Internet service providers to support the Internet or other online services also could result in slower response times and adversely affect usage of the Internet and other online services generally and our service in particular. If use of the Internet and other online services does not continue to grow or grows more slowly than expected, if the infrastructure of the Internet and other online services does not effectively support growth that may occur, or if the Internet and other online services do not become a viable commercial marketplace, we will have to adapt our business model to the new environment, which would materially adversely affect our results of operations and financial condition.

Government regulation of the Internet may impede our growth or add to our operating costs.

        Like many Internet-based businesses, we operate in an environment of tremendous uncertainty as to potential government regulation. The Internet has rapidly emerged as a commerce medium, and governmental agencies have not yet been able to adapt all existing regulations to the Internet environment. Laws and regulations have been introduced or are under consideration and court decisions have been or may be reached in the U.S. and other countries in which we do business that affect the Internet or other online services, covering issues such as pricing, user privacy, freedom of expression, access charges, content and quality of products and services, advertising, intellectual property rights and information security. In addition, it is uncertain how existing laws governing issues such as taxation, property ownership, copyrights and other intellectual property issues, libel, obscenity and personal privacy will be applied to the Internet. The majority of these laws were adopted prior to the introduction of the Internet and, as a result, do not address the unique issues of the Internet. Recent laws that contemplate the Internet, such as the Digital Millennium Copyright Act in the U.S. and the European Union Directive on Copyright in the Information Society ("Copyright Directive"), have not yet been fully interpreted by the courts and their applicability is therefore uncertain. The Digital Millennium Copyright Act provides certain "safe harbors" that limit the risk of copyright infringement liability for service providers such as FairMarket with respect to infringing activities engaged in by users of the service, such as end-users of our customers' dynamic pricing sites. We have adopted policies and practices to qualify for one or more of these safe harbors, but we cannot assure you that our efforts will be successful since the Digital Millennium Copyright Act has not been fully interpreted by the courts and its interpretation is therefore uncertain. In Australia, recent amendments have been made to the Copyright Act 1968 to regulate copyright issues arising in the context of the Internet. In addition, the Broadcasting Services Act 1992 has been recently amended to establish a notice and take-down procedure with respect to offensive or obscene content. These amendments provide specific immunities and/or defenses for Internet service providers. However, the full application of these immunities and defenses has not yet been tested. The Internet Watch Foundation in the U.K. (a body funded by Internet service providers, the U.K. government and U.K. law enforcement agencies) also provides or operates notice and take-down procedures with respect to certain types of content, but the extent, if any, to which those procedures provide a safe harbor is uncertain. The European Union Copyright Directive attempts to harmonize copyright in areas of digital transmission but has yet to be implemented in the Member States across Europe (including the U.K.). Member States must implement the Copyright Directive by December 22, 2002 and this may impact on our and our customer's business.

        In the area of user privacy, several states have proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission also has become increasingly involved in this area, and recently settled an action with one online service regarding the manner in which personal information is collected from users and provided to third parties. The recently adopted European Union Directive on the Protection of Personal Data, as implemented in the relevant member states, may affect our operations in the U.K. if we or our customers do not afford adequate privacy to end-users of our customers' sites. The Australian Privacy Amendment (Privacy Sector) Act 2000, which has an exemption for certain types of small businesses, became effective in December 2001 and may have a similar effect. We do not sell personal user information from our customers' sites. Generally, as between FairMarket and our customers, the personal user information belongs to the customer, not FairMarket, and each site is governed by the respective customer's own privacy policy. We do use aggregated data for analyses regarding our services, and do use personal user information in the performance of our services for our customers. Since we do not control what our customers do with the personal user information they collect, we cannot assure you that our customers' sites will be considered compliant.

        As online commerce evolves, we expect that federal, state or foreign agencies will adopt regulations covering issues such as pricing, content, user privacy, hosting liability and quality of products and services. Any future regulation may have a negative impact on our business by restricting our methods of operation or imposing additional costs. Although many of these regulations may not apply to our business directly, we anticipate that laws regulating the solicitation, collection or processing of personal information could indirectly affect our business.

        Title V of the Telecommunications Act of 1996, known as the Communications Decency Act of 1996, prohibited the knowing transmission of any comment, request, suggestion, proposal, image or other communication that is obscene or pornographic to any recipient under the age of 18. Substantial portions of the Communications Decency Act of 1996 regarding such communications have been held to be unconstitutional. Subsequent similar legislation, know as the Child Online Protection Act, designed to comport with the constitutional concerns articulated by the Supreme Court, has been enacted; however, the constitutionality of that legislation is currently being litigated as well. As such, the prohibition's scope and the liability associated with a violation are currently unsettled. In addition, we cannot be certain that similar legislation will not be enacted and upheld in the future. It is possible that such legislation could expose companies involved in online commerce to liability, which could limit the growth of online commerce generally. Legislation like the Communications Decency Act could reduce the growth in Internet usage and decrease its acceptance as a communications and commerce medium.

        The worldwide availability of Internet web sites often results in sales of goods to buyers outside the jurisdiction in which we or our customers are located, and foreign jurisdictions may claim that we or our customers are required to comply with their laws. As an Internet company, it is unclear which jurisdictions may find that we are conducting business therein. Our failure to qualify to do business in a jurisdiction that requires us to do so could subject us to fines or penalties and could result in our inability to enforce contracts in that jurisdiction.

New taxes may be imposed on Internet commerce.

        In the U.S., we do not collect sales or other similar taxes on goods sold by customers and users through customers' FairMarket-powered sites or service taxes on fees paid by end-users of those sites. The Internet Tax Freedom Act of 1998, which was extended through November 28, 2003 by the Internet Tax Non-Discrimination Act, prohibits the imposition of taxes on internet access services and new taxes on electronic commerce by U.S. federal and state taxing authorities. If the moratorium is not extended past the November 28, 2003 deadline, states may seek to impose sales tax collection obligations on out-of-state companies which engage in or facilitate online commerce, and a number of proposals previously have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce, and could adversely affect our opportunity to derive financial benefit from such activities. Many non-U.S. countries impose service tax (such as value-added tax) collection obligations on companies that engage in or facilitate Internet commerce. We do not collect sales or other similar taxes on goods sold by customers and/or users of our customers' sites in Australia or the U.K., it being the responsibility of our customers to do so if required. Our systems in each of those countries do enable value-added or goods and services taxes to be charged and collected with respect to site usage fees, the determination of which is also the responsibility of our customers. A successful assertion by one or more states or any foreign country that we (rather than our customers) should collect sales or other taxes on the exchange of merchandise or site usage fees or other Internet-based taxes (or any failure of our customers to collect any such taxes if required to do so) could impair our revenue and our ability to acquire and retain customers.

There may be significant security risks and privacy concerns relating to online commerce.

        A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. A compromise or breach of the technology used to protect our customers' and their end-users' transaction data could result from, among other things, advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments. Any such compromise could have a material adverse effect on our reputation and, therefore, on our business, results of operations and financial condition. Furthermore, a party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of transactions conducted on the Internet and other online services and the privacy of users may also inhibit the growth of the Internet and other online services generally, especially as a means of conducting commercial transactions. We currently have practices and procedures in place to protect the confidentiality of our customers' and their end-users' information. However, our security procedures to protect against the risk of inadvertent disclosure or intentional breaches of security might fail to adequately protect information that we are obligated to keep confidential. We may not be successful in adopting more effective systems for maintaining confidential information, and our exposure to the risk of disclosure of the confidential information of others may grow with increases in the amount of information we possess. To the extent that our activities involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.

We could be subject to potential product liability claims and third party liability claims related to products and services purchased through our customers' sites.

        Any errors, defects or other performance problems in our services and systems could result in financial or other damages to our customers. Although our agreements with our customers typically contain provisions designed to limit our exposure to claims, existing or future laws or unfavorable judicial decisions could negate these limitation of liability provisions.

        In addition, we may not be able to successfully avoid civil or criminal liability for problems related to the products and services sold on customer sites. Even if we are successful, any such claims or litigation could still require expenditure of management time and other resources to defend ourselves.

Liability of this sort could require us to implement measures to reduce our exposure to this liability, which may require us, among other things, to expend substantial resources or to discontinue service offerings or to take precautions to ensure that certain products and services are not available on customer sites.

        Moreover, deliveries of products purchased on customer sites that are nonconforming, late or are not accompanied by information required by applicable law or regulations, could expose us to liability or result in decreased adoption and use of those sites and therefore our services, which would lead to decreased revenue.

Risks Related to this Offering of Common Stock

Future sales of our common stock could adversely affect our stock price.

        A substantial portion of our common stock is held by a small number of investors and can be resold or is subject to registration rights. Sales of substantial amounts of our common stock in the public market, or the perception that a large number of shares are available for sale, could cause the market price of our common stock to decline. In addition to the adverse effect a price decline could have on holders of our common stock, such a decline would likely impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities. Such a decline could also cause our common stock to trade at a per share price of less than $1.00 which could lead to a delisting of our common stock from Nasdaq.

        The holders of a substantial portion of our common stock (including at least approximately 8.8 million shares held by former holders of our Series C and D convertible preferred stock or their transferees) and the holder of our Series B Preferred Stock (including at least 952,380 shares of common stock issuable upon conversion of such shares of Series B Preferred Stock), with all 9.76 million of these shares of common stock being registered pursuant to the registration statement of which this prospectus is a part, have rights, subject to some conditions, to require us to file registration statements covering their shares, or to include their shares in registration statements that we may file for FairMarket or other stockholders. By exercising their registration rights and selling a large number of shares, these holders could cause the price of our common stock to decline. Furthermore, if we were to include in a FairMarket-initiated registration statement shares held by those holders pursuant to the exercise of their registration rights, those sales could impair our ability to raise needed capital by depressing the price at which we could sell our common stock.

The shares of our Series B Preferred Stock are entitled to certain rights that could adversely affect the holders of our common stock.

        As of July 31, 2002, there were 952,380 shares of Series B Preferred Stock outstanding. The Series B Preferred Stock is convertible at any time by the holders thereof into shares of our common stock initially on a one-for-one basis, and contains certain adjustment mechanisms, including a weighted average anti-dilution mechanism that, with certain exceptions, applies to our issuances, on or after May 17, 2002, of shares of, options exercisable for or warrants convertible into our common stock at a purchase price per share of less than $2.10. This means, for example, that if we attempt to raise additional capital through the issuance of shares of our common stock at a price per share below $2.10, the weighted-average anti-dilution mechanism would entitle each share of Series B Preferred Stock to convert into shares of common stock on a greater than one-to-one basis.

        The Series B Preferred Stock is entitled to cash dividends payable quarterly at the rate of 6.5% per annum in preference to any dividend on any other series of our preferred stock and our common stock. The Series B Preferred Stock is also entitled to participate pro rata in any dividend paid on our common stock on an as if converted to common stock basis.

        In the event of any liquidation, dissolution or winding up of FairMarket (each, a "Liquidation"), the holders of the Series B Preferred Stock are entitled to receive, in preference to any holders of any other series of our preferred stock and the holders of our common stock, a per share amount equal to $2.10 plus all accrued and unpaid dividends (the "Liquidation Preference"). In the event of a Liquidation, after the payment of the Liquidation Preference and the payment of any liquidation preference due on any other series of our preferred stock that ranks on liquidation prior and in preference to our common stock, the Series B Preferred Stock is entitled to participate on a pro rata basis with our common stock in the distribution of our remaining assets, with the Series B Preferred Stock treated on an as if converted to common stock basis. The holders of the Series B Preferred Stock may, at their election, treat as a Liquidation any merger, acquisition, sale of voting control or sale of substantially all of the assets of FairMarket.

        The holders of the Series B Preferred Stock have the right to require us to redeem the Series B Preferred Stock, at a purchase price equal to $2.10 per share plus all accrued and unpaid dividends, at any time after the earlier of (a) May 17, 2003 and (b) the happening of a material adverse effect on the business, condition (financial or otherwise) or assets of FairMarket and our subsidiaries as a whole.

        The Series B Preferred Stock will vote together with our common stock on an as converted to common stock basis, and not as a separate class except as specifically provided for pursuant to its terms or as otherwise required by law. Without the consent of a majority in interest of the outstanding shares of the Series B Preferred Stock, we may not take any action that (i) alters or changes adversely the rights, preferences or privileges of the Series B Preferred Stock, (ii) increases or decreases the authorized number of shares of our common stock, any other series of our preferred stock, or the Series B Preferred Stock, (iii) creates (by reclassification or otherwise) any new class or series of shares having rights, preferences or privileges senior to or on a parity with the Series B Preferred Stock, or (iv) amends or waives any provision of our certificate of incorporation or by-laws, in a manner adverse to the Series B Preferred Stock.

        As a result of these terms, the holders of our common stock may be disproportionately affected by any fluctuation in the value of our assets or in the market price of our common stock and we may be restricted from entering into certain types of transactions.

The ability of our stockholders to control our policies and effect a change of control of our company is limited, which may not be in your best interests.

        There are provisions in our certificate of incorporation and by-laws which may discourage a third party from making a proposal to acquire us, even if some of our stockholders might consider the proposal to be in their best interests. These provisions include the following:

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  our certificate of incorporation provides for three classes of directors with the term of office of one class expiring each year, commonly referred to as a staggered board. By preventing stockholders from voting on the election of more than one class of directors at any annual meeting of stockholders, this provision may have the effect of keeping the current members of our Board of Directors in control for a longer period of time than stockholders may desire; and

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  our certificate of incorporation authorizes our Board of Directors to issue shares of preferred stock without stockholder approval and to establish the preferences and rights of any preferred stock issued, which would allow the Board to issue one or more classes or series of preferred stock that could discourage or delay a tender offer or change in control.

        Additionally, we adopted a shareholder rights plan on May 17, 2001 which could delay, deter or prevent a change of control.

Because we do not intend to pay dividends on shares of our common stock, you will benefit from an investment in our common stock only if it appreciates in value.

        We currently intend to retain our future earnings, if any, to finance the operation of our business and do not expect to pay any cash dividends on shares of our common stock in the foreseeable future. As a result, the success of your investment in our common stock will depend entirely upon any future appreciation. There is no guarantee that our common stock will appreciate in value after the offering or even maintain the price at which you purchased your shares.

Our stock price is likely to be highly volatile.

        The stock market, and in particular the market for Internet-related stocks, has, from time to time, experienced extreme price and volume fluctuations. Many factors may cause the market price for our common stock to decline, perhaps substantially, including:

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  failure to meet our development plans;

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  the demand for our common stock;

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  changes in general market conditions;

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  technological innovations by competitors or in competing technologies; and

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  investor perception of our industry or our prospects.

SPECIAL STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these statements by forward-looking words such as "may," "could," "should," "would," "intend," "will," "expect," "assume," "anticipate," "believe," "estimate," "continue" and other similar words or expressions which predict or indicate future events and trends and which do not relate to historical matters. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition or state other "forward-looking" information. There may be events in the future that we are not able to predict accurately or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. We caution investors that all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those we discuss in this prospectus. These differences may be the result of various factors, including but not limited to those factors described in the "Risk Factors" section beginning on page 4 of this prospectus.

        Readers should not place undue reliance on our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the "Risk Factors" section and elsewhere in this prospectus could harm our business, prospects, operating results and financial condition. We do not undertake any obligation to update any forward-looking statements as a result of future events or developments.

REGISTRATION RIGHTS OF THE SELLING STOCKHOLDERS

        The following is a summary of the material terms and provisions of the registration rights which we previously granted to the selling stockholders. It may not contain all of the information that is important to you. You can access complete information by referring to the Registration Rights Agreement between FairMarket and eBay (the "Registration Rights Agreement") and the Investors' Rights Agreement among FairMarket and Sierra Ventures VII, L.P., Sierra Ventures Associates VII, LLC (as nominee for its members), JHC Investment Partners, LLC (as assignee of At Home Corporation (formerly Excite, Inc.)) and certain other stockholders named therein, as amended (the "Investors' Rights Agreement"), which are exhibits to the registration statement of which this prospectus is a part.

eBay Registration Rights

        We are filing this registration statement pursuant to the terms of the registration rights granted to eBay in connection with the issuance of our Series B Preferred Stock. Pursuant to the terms of the Registration Right Agreement, we must use our commercially reasonable efforts to cause the registration statement to be declared effective by the Securities and Exchange Commission on or before the earlier of (i) September 13, 2002 or (ii) ten (10) days after we are informed by the SEC of a "no review" status. We must keep the registration statement continuously effective until the earlier of:

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  one year after the effective date of the registration statement;

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  the date on which all of eBay's shares of common stock covered by this prospectus have been sold;

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  the date on which all of eBay's shares of common stock covered by this prospectus are sold by eBay under Rule 144 under the Securities Act of 1933 under circumstances in which any legend borne by those shares of common stock relating to the restrictions on the transferability thereof is removed by FairMarket;

  •
  the date on which all of eBay's shares of common stock covered by this prospectus may be sold by eBay under paragraph (k) of Rule 144 under the Securities Act of 1933; or

  •
  the date on which all of eBay's shares of common stock covered by this prospectus cease to be outstanding.

        Any shares of common stock sold by eBay pursuant to this prospectus will no longer be entitled to the benefits of the Registration Rights Agreement. We have agreed to bear the expenses of registering the sale of the shares of common stock by eBay, with the exception of commissions, discounts and fees of underwriters, and with the exception of the legal fees of eBay in excess of $10,000.

        Under the Registration Rights Agreement and subject to the limitations contained in that agreement, we have agreed to indemnify and hold harmless eBay, its directors, officers, employees and agents and each person, if any, who controls eBay, against any losses, claims, damages, liabilities or reasonable out-of-pocket expenses to which any of them may become subject under the Securities Act of 1933 or any other statute or at common law, insofar as such liability (or action in respect thereof) arises out of or is based upon (a) any untrue statement or alleged untrue statement of any material fact contained in, on the effective date thereof, any registration statement under which eBay's shares of our common stock were registered under the Securities Act of 1933 or any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, (b) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (c) any violation or alleged violation by FairMarket of the Securities Act of 1933 or any state securities or "blue sky" laws in connection with such registration.

        In addition, under the Registration Rights Agreement and subject to the limitations contained in that agreement, eBay has agreed to indemnify and hold harmless each other selling holder of any shares of common stock and its directors and officers, FairMarket and its directors and officers, each underwriter and each other person, if any, who controls any such selling holder, FairMarket or such underwriter, against any losses, claims, damages, liabilities or reasonable out-of-pocket expenses to which any of them may become subject under the Securities Act of 1933 or any other statute or at common law, insofar as such liability (or action in respect thereof) arises out of or is based upon (1) any untrue statement or alleged untrue statement of any material fact contained in, on the effective date thereof, any registration statement under which eBay's shares of our common stock were registered under the Securities Act of 1933, at the request of eBay, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, (2) any omission or alleged omission by eBay to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in the case of (1) and (2) to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in such registration statement, preliminary or final prospectus, amendment or supplement thereto in reliance upon and in conformity with information furnished in writing to FairMarket by eBay specifically for use therein, or (3) any violation or alleged violation by eBay of the Securities Act of 1933 or any state securities or "blue sky" laws in connection with its sale of shares of common stock in such registration.

Investors' Rights Agreement

        Under the registration rights granted in connection with the Investors' Rights Agreement, and in connection with our registration of eBay's shares of our common stock, Sierra Ventures VII, L.P., Sierra Ventures Associates VII, LLC (as nominee for its members) and JHC Investment Partners, LLC (as assignee of At Home Corporation (formerly Excite, Inc.)) (collectively, the "Investors") have requested that we include their shares of common stock in this registration statement. Under the terms of the Investors' Rights Agreement, we must use our reasonable efforts to cause the Investors' shares of common stock to be registered under the Securities Act of 1933 and to cause the registration statement to be declared effective as expeditiously as possible by the Securities and Exchange Commission. We must keep the registration statement continuously effective for 120 days or, if earlier, the date on which all of the Investors' shares of our common stock covered by this prospectus have been sold. We have agreed to bear the expenses of registering the sale of the shares of common stock by the Investors, with the exception of underwriting discounts and commissions.

        Under the Investors' Rights Agreement and subject to the limitations contained in that agreement, we have agreed to indemnify and hold harmless each of the Investors, their partners, officers, directors, shareholders, legal counsel, accountants and underwriters and each person, if any, who controls any of the Investors or their underwriters, against any losses, claims, damages, liabilities and reasonable expenses to which any of them may become subject under the Securities Act of 1933, the Securities and Exchange Act of 1934 or any state securities law, insofar as such losses, claims, damages, liabilities or reasonable expenses (or action in respect thereof) arise out of or are based upon (a) any untrue statement or alleged untrue statement of a material fact contained in any registration statement under which any of the Investors' shares of common stock were registered under the Securities Act of 1933, including any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, (b) any omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (c) any violation or alleged violation by FairMarket of the Securities Act of 1933, the Securities and Exchange Act of 1934 or any state securities laws or any rule or regulation under the Securities Act of 1933, the Securities and Exchange Act of 1934 or any state securities laws, in connection with such registration.

        In addition, under the Investors' Rights Agreement and subject to the limitations contained in that agreement, the Investors have agreed to indemnify and hold harmless each other selling holder of any shares of common stock, FairMarket and its directors, officers who sign the registration statement, its legal counsel and accountants, each underwriter and each other person, if any, who controls any such selling holder, FairMarket or such underwriter, against any losses, claims, damages, liabilities or reasonable expenses to which any of them may become subject under the Securities Act of 1933, the Securities and Exchange Act of 1934 or any state securities law, insofar as such losses, claims, damages, liabilities and reasonable expenses (or action in respect thereof) arise out of or are based upon (1) any untrue statement or alleged untrue statement of a material fact contained in any registration statement under which any of the Investors' shares of common stock were registered under the Securities Act of 1933, including any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, (2) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (3) any violation or alleged violation by FairMarket of the Securities Act of 1933, the Securities and Exchange Act of 1934 or any state securities laws or any rule or regulation under the Securities Act of 1933, the Securities and Exchange Act of 1934 or any state securities laws, in connection with such registration, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement, omission or alleged omission or violation occurs in reliance upon and in conformity with information furnished in writing by any of the Investors specifically for use therein.

THE SELLING STOCKHOLDERS

        The following table sets forth the number of shares of common stock beneficially owned by each of the selling stockholders as of July 19, 2002, the number of shares of common stock covered by this prospectus and the total number of shares of common stock that each of the selling stockholders will beneficially own upon completion of this offering. This table assumes that the selling stockholders will offer for sale all of the shares of common stock covered by this prospectus.

        The common stock offered by this prospectus may be offered from time to time by the selling stockholders named below, or by any of their pledgees, donees, transferees or other successors in interest. The amounts and information set forth below are based upon information provided to us by representatives of the selling stockholders, or on our records, as of July 19, 2002 and are accurate to the best of our knowledge. It is possible, however, that the selling stockholders may acquire or dispose of additional shares of common stock from time to time after the date of this prospectus.

Name	Common Stock Beneficially Owned as of July 19, 2002	Common Stock Offered Hereby	Common Stock to be Owned After Offering (1)	Percentage of All Common Stock to be Owned After Offering
eBay Inc.(2)	952,380(3)	952,380(3)	0	*
Entities affiliated with Sierra Ventures VII, L.P.(4)	5,319,149	5,319,149	0	*
JHC Investment Partners, LLC(5)	3,485,500	3,485,500	0	*

*
Less than one percent.

(1)
Assumes that each selling stockholder will sell all shares of common stock offered by it under this prospectus.

(2)
On May 31, 2002, in connection with our issuance of shares of our Series B Preferred Stock to eBay, we entered into a Series B Preferred Stock Conversion and Voting Agreement with eBay, under which eBay agreed to certain restrictions with respect to the number of shares of common stock into which the shares of Series B Preferred Stock may be converted and with respect to the number of votes to which the shares of Series B Preferred Stock are entitled on an as converted to common stock basis. In April 2002, we entered into a Promotions Agreement with eBay under which we and eBay have agreed that FairMarket will, subject to certain exceptions, serve, on behalf of eBay, as eBay's exclusive technology platform for third parties that desire to provide point-based loyalty programs. This agreement expires on October 1, 2003 and is subject to early termination in certain events. In February 2002, we entered into a three-year Commerce Services Agreement with eBay, under which we are, on behalf of eBay, providing the private-label promotional technology platform behind a Burger King Corporation online loyalty program. This agreement is subject to a one-year extension and to early termination in certain events, including any termination of the related agreement between eBay and Burger King. In February 2001, we entered into an API License Agreement with eBay under which we have integrated certain eBay APIs to enable our customers (with or without their own FairMarket-hosted dynamic pricing site) to list, manage and transact sales on eBay through our MarketSelect service. This agreement had an initial term of six months, is renewable by either party for additional consecutive terms of six months each and is subject to early termination in certain events.

(3)
Includes shares issuable upon conversion of the shares of Series B Preferred Stock (and such additional shares of common stock that are issuable upon such conversion pursuant to the terms of the shares of Series B Preferred Stock to prevent dilution resulting from stock splits, stock dividends or other similar transactions).

(4)
Includes shares held by Sierra Ventures VII, L.P. and Sierra Ventures Associates VII, LLC, as nominee for its members. Jeffrey M. Drazan is a manager of Sierra Ventures Associates VII, LLC, which is the general partner of Sierra Ventures VII, L.P. Other than 145,857 shares held by Sierra Ventures Associates VII, LLC, as nominee for its members, Mr. Drazan disclaims beneficial ownership of the shares held by the Sierra Ventures entities, except to the extent of his pecuniary interest in these shares. Mr. Drazan served as a director of FairMarket from February 1999 through August 2000.

(5)
JHC Investment Partners, LLC ("JHC") is a party to a Settlement and Standstill Agreement, dated May 7, 2002, among FairMarket, Inc., JHC, Barington Companies Equity Partners, L.P., MM Companies, Inc. (f/k/a musicmaker.com, Inc.), Barington Capital Group, L.P. and Jewelcor Management, Inc. (collectively, the "JHC Entities") which is more fully described in the "Recent Developments" section of this prospectus on page 27, and pursuant to which, among other things, Joseph R. Wright, Jr. was appointed to our Board of Directors as a Class II director and we agreed to permit James A. Mitarotonda, as a designated representative of the JHC Entities, to attend meetings of our Board of Directors, subject to certain conditions and exclusions, as an observer. Barington Companies Equity Partners, L.P., MM Companies, Inc. and Jewelcor Management, Inc. are among the members of JHC. Mr. Mitarotonda is the President and Chief Executive Officer of MM Companies, Inc.

USE OF PROCEEDS

        We will not receive any proceeds from the sale by the selling stockholders of the common stock covered by this prospectus.

PLAN OF DISTRIBUTION

        The selling stockholders, or their pledgees, donees, transferees or successors in interest, may sell the securities from time to time on any stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The "selling stockholders" as used in this section of the prospectus shall refer to the selling stockholders, or their pledgees, donees, transferees or successors in interest. The selling stockholders may sell the securities by one or more of the following methods, without limitation:

  •
  block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

  •
  a special offering, an exchange distribution or a secondary distribution in accordance with the rules of any stock exchange on which the securities are listed;

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchases;

  •
  privately negotiated transactions;

  •
  short sales;

  •
  through the writing of options on the securities, whether or not the options are listed on an options exchange;

  •
  through the distribution of the securities by the selling stockholders to their partners, members or stockholders;

  •
  one or more underwritten offerings on a firm commitment or best efforts basis;

  •
  sales at other than a fixed price to or through a market maker or into an existing trading market, on an exchange or otherwise, for such securities;

  •
  through agreements between a broker or dealer and any of the selling stockholders to sell a specified number of the securities at a stipulated price per share; and

  •
  any combination of any of these methods of sale.

        The selling stockholders may also transfer the securities by gift. We do not know of any arrangements by the selling stockholders for the sale of any of the securities.

        The selling stockholders may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principals or agents of the selling stockholders. Broker-dealers may agree with the selling stockholders to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for the selling stockholders, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions in any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. Broker-dealers will receive commissions or other compensation from the selling stockholders in amounts to be negotiated immediately prior to the sale that will not exceed those customary in the types of transactions involved. Broker-dealers may also receive compensation from purchasers of the securities which is not expected to exceed that which is customary in the types of transactions involved. The selling stockholders may also sell the securities in accordance with Rule 144 under the Securities Act of 1933, rather than pursuant to this prospectus, regardless of whether the securities are covered by this prospectus.

        From time to time, the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the securities owned by it. The pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be the selling stockholders. The number of each of the selling stockholder's securities offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for each of the selling stockholder's securities will otherwise remain unchanged. In addition, the selling stockholders may, from time to time, sell the securities short, and, in those instances, this prospectus may be delivered in connection with the short sales and the securities offered under this prospectus may be used to cover short sales.

        To the extent required under the Securities Act of 1933, the aggregate amount of each of the selling stockholder's securities being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the securities may receive compensation in the form of underwriting discounts, concessions, commissions or fees from the selling stockholders and/or purchasers of each of the selling stockholder's securities, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

        The selling stockholders and any underwriters, brokers, dealers or agents that participate in the distribution of the securities may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions.

        The selling stockholders may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with the selling stockholders, including, without limitation, in connection with distributions of the securities by those broker-dealers. The selling stockholders may enter into option or other transactions with broker-dealers that involve the delivery of the securities offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities. The selling stockholders may also loan or pledge the securities offered hereby to a broker-dealer and the broker-dealer may sell the securities offered hereby so loaned or upon a default may sell or otherwise transfer the pledged securities offered hereby.

        The selling stockholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling stockholders and any other person. The anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of securities in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

        Under the Registration Rights Agreement and the Investors' Rights Agreement, we have agreed to indemnify and hold harmless the selling stockholders, certain of their affiliates and other persons against specified liabilities, including liabilities under the federal securities laws and applicable state securities laws and "blue sky" laws. Under the same agreements, the selling stockholders have agreed to indemnify and hold harmless us, certain of our affiliates and other persons against specified liabilities, including liabilities under the federal securities laws and applicable state securities laws and "blue sky" laws.

        The securities offered hereby were originally issued to the selling stockholders pursuant to an exemption from the registration requirements of the Securities Act of 1933. We agreed to register the securities under the Securities Act of 1933 pursuant to the Registration Rights Agreement and Investors' Rights Agreement, as applicable. We will pay all expenses relating to the offering and sale of the securities, with the exception of commissions, discounts and fees of underwriters, and with the exception of legal expenses of eBay in excess of $10,000.

        We will not receive any proceeds from the sale by the selling stockholders of the common stock covered by this prospectus.

        We cannot assure you that the selling stockholders will sell all or any portion of the securities offered hereby.

INCORPORATION OF DOCUMENTS BY REFERENCE

        The Securities and Exchange Commission allows us to incorporate by reference the information that we file with them. Incorporation by reference means that we can disclose important information to you by referring you to other documents that are legally considered to be part of this prospectus or any prospectus supplement. Information that we file with the Securities and Exchange Commission will automatically update and supersede the information in this prospectus, any supplement and the documents listed below. We incorporate by reference the specific documents listed below:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2001;

  •
  our Amendment to our Annual Report on Form 10-K for the year ended December 31, 2001 that was filed on April 30, 2002;

  •
  our Amendment to our Annual Report on Form 10-K for the year ended December 31, 2001 that was filed on June 3, 2002;

  •
  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002;

  •
  our Current Report on Form 8-K, event date May 17, 2002, which was filed on May 20, 2002;

  •
  the description of our common stock contained in our Registration Statement on Form 8-A, filed on February 10, 2000, and all amendments and reports updating that description; and

  •
  the description of our preferred stock purchase rights contained in our Registration Statement on Form 8-A, filed on May 22, 2001, and all amendments and reports updating that description.

        All future filings we make with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the sale of all of the shares of common stock offered pursuant to this prospectus shall be deemed incorporated by reference in this prospectus and shall be a part of this prospectus from the date of filing of such document.

        Upon oral or written request and at no cost to the requester, we will provide to any person, including a beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. All requests should be made to: FairMarket, Inc., 500 Unicorn Park Drive, Woburn, Massachusetts 01801, Attn: Chief Financial Officer. Telephone requests may be directed to the Chief Financial Officer at (781) 376-5600. You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus or those documents.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational requirements of the Securities Exchange Act of 1934, and we are required to file reports and proxy statements and other information with the Securities and Exchange Commission. You may read and copy these reports, proxy statements and information at the

Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies at the prescribed rates from the Public Reference Section of the Securities and Exchange Commission at its principal office in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including FairMarket, Inc., that file electronically with the Securities and Exchange Commission. You may access the Securities and Exchange Commission's web site at http://www.sec.gov.

EXPERTS

        The financial statements of FairMarket, Inc. incorporated in this prospectus by reference to FairMarket's Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

        The validity of the issuance of the shares of common stock offered hereby will be passed upon by our counsel, Goodwin Procter LLP.

RECENT DEVELOPMENTS

JHC Agreement

        On March 7, 2002, JHC Investment Partners, LLC (one of the selling stockholders), MM Companies, Inc. (f/k/a musicmaker.com, Inc.), Jewelcor Management, Inc. and Barington Companies Equity Partners, L.P. filed a Schedule 13D with the SEC including a letter addressed to our Secretary which stated their intention to solicit proxies to elect their nominee, Joseph R. Wright, Jr., as a director at our 2002 annual meeting of stockholders (the "2002 Annual Meeting"), in opposition to the director nominated by our Board of Directors. On May 7, 2002, we entered into a Settlement and Standstill Agreement (the "Settlement Agreement") with JHC Investment Partners, LLC, MM Companies, Inc. (f/k/a musicmaker.com, Inc.), Jewelcor Management, Inc., Barington Capital Group, L.P. and Barington Companies Equity Partners, L.P. (collectively, the "JHC Entities") under which we expanded the size of our Board from four to five members and appointed Mr. Wright as a Class II director to serve until the 2002 Annual Meeting. In addition, we nominated Mr. Wright, together with our then-existing Class II director, Rory J. Cowan, for re-election as Class II directors at the 2002 Annual Meeting to serve until our 2005 annual meeting of stockholders. Finally, subject to certain conditions and exclusions, we agreed to permit James A. Mitarotonda, as a designated representative of the JHC Entities, to attend meetings of our Board of Directors as an observer. In return, the JHC Entities agreed not to engage in a proxy contest at the 2002 Annual Meeting, voted in favor of Mr. Cowan at the 2002 Annual Meeting and agreed to vote in favor of our Board's nominees for election as directors at our 2003 and 2004 annual meetings of stockholders. The JHC Entities also agreed not to take certain specified actions with respect to its ownership of our common stock until January 22, 2005. We entered into the Settlement Agreement in order to avoid the expense and diversion of management attention that would have been required to defend against a proxy contest.

        Joseph R. Wright, Jr., age 63, has served as a director of FairMarket since May 8, 2002. Mr. Wright is President, Chief Executive Officer and Director of PanAmSat Corporation, one of the world's largest providers of global satellite-based communications services, servicing news organizations, telecommunications companies, DirecTV services, Internet networks and others around the globe. In the six years prior to this position, Mr. Wright was Vice Chairman of Terremark Worldwide Inc., a public company that develops and operates Network Access Point (NAP) centers in the U.S. and

Brazil. Mr. Wright was also Chairman and Director of GRC International, Inc., a public company providing advanced IT, Internet, and software systems technologies to government and commercial customers, which was sold to AT&T. He was also Co-Chairman and Director of Baker & Taylor Holdings, Inc., an international book/video/software distribution and e-commerce company that is majority owned by the Carlyle Group. From 1989 to 1994, Mr. Wright was Executive Vice President, Vice Chairman and Director of W.R. Grace & Co., Chairman of Grace Energy Company, and President of Grace Environmental Company. Mr. Wright was Deputy Director and Director of the Federal Office of Management and Budget and a member of the President's Cabinet during the Reagan Administration from 1982 to 1989 and Deputy Secretary of the Department of Commerce from 1981 to 1982. He previously held positions as President of two of Citibank's subsidiaries, as a partner of Booze Allen and Hamilton and in various management/economic positions in the Federal Departments of Commerce and Agriculture. In addition, Mr. Wright is the Chairman of the Advisory Board of Barington Companies Equity Partners, L.P., and serves on the Board of Directors/Advisors of Terremark Worldwide Inc., Titan Corporation, Baker & Taylor, Verso Technologies Inc., Proxim Corporation, musicmaker.com, Inc. and the AT&T Washington Advisory Board. Mr. Wright graduated from Yale University with a Master's Degree in Industrial Administration and from Colorado School of Mines with a Professional Engineering Degree.

eBay Agreements

        On May 31, 2002, in connection with our issuance of shares of Series B Preferred Stock to eBay, the beneficial owner of all of our outstanding shares of Series B Preferred Stock and a selling stockholder, we entered into a Series B Preferred Stock Conversion and Voting Agreement with eBay under which eBay agreed to certain restrictions with respect to the number of shares of common stock into which the shares of Series B Preferred Stock may be converted and with respect to the number of votes to which the shares of Series B Preferred Stock are entitled on an as converted to common stock basis. Under this agreement, eBay has agreed (a) not to convert the shares of Series B Preferred Stock into more than an aggregate of 5,859,720 (the "Threshold Amount") shares of our common stock (regardless of the number of shares of common stock they might be entitled to under the anti-dilution provisions or other provisions of the Series B Preferred Stock affecting their conversion ratio) unless and until we have obtained the approval of our stockholders with respect to the issuance of shares of our common stock above the Threshold Amount in accordance with applicable Nasdaq rules and regulations, and (b) not to vote the shares of Series B Preferred Stock in any manner which would give such shares, together with any shares of common stock which resulted from a prior conversion of any of the shares of Series B Preferred Stock, more than 1,626,016 votes (regardless of the number of votes such shares may otherwise be entitled to on an as converted to common stock basis).

        In April 2002, we entered into a Promotions Agreement with eBay under which we and eBay have agreed that FairMarket will, subject to certain exceptions, serve, on behalf of eBay, as eBay's exclusive technology platform for third parties who desire to provide point-based loyalty programs. With certain exceptions, this agreement provides that eBay will pay us a portion of certain fees received by eBay from the third parties to which these loyalty programs are provided. Also, we are entitled to receive professional service fees from eBay with respect to any non-standard implementation professional services and other professional services that we agree to provide for any of these loyalty programs. This agreement expires on October 1, 2003 and is subject to early termination in certain events.

        In February 2002, we entered into a three-year Commerce Services Agreement with eBay under which we are, on behalf of eBay, providing the private-label promotional technology platform behind a Burger King Corporation online loyalty program. This agreement provides for the payment by eBay to us of an implementation fee, certain professional services fees and quarterly application fees. Under this agreement, as of July 26, 2002, eBay has paid us implementation and professional services fees in the total amount of $291,246 and application fees in the total amount of $320,000. This agreement is subject to a one-year extension and to early termination in certain events, including any termination of the related agreement between eBay and Burger King.

Financial Results for the Quarter Ended June 30, 2002

        On July 31, 2002, we issued a press release announcing our financial results for the quarter ended June 30, 2002. The press release is filed as an exhibit to the registration statement of which this prospectus is a part and is incorporated in this prospectus by reference. The following is a summary of the information contained in the press release and may not contain all of the information in the press release that is important to you.

        For the second quarter of 2002, we reported total revenue of $1,346,000, an increase of 2.6% compared to total revenue of $1,311,000 for the first quarter of 2002 and a decrease of 51.5% compared to total revenue of $2,773,000 for the second quarter of 2001.

        Net loss for the second quarter of 2002 was $7.2 million, or $(0.25) per share, compared to a net loss of $11.8 million, or $(0.41) per share, for the first quarter of 2002 and a net loss of $12.7 million, or $(0.44) per share, for the second quarter of 2001.

        During the second quarter of 2002, we recorded a one-time charge of $114,200 against revenue to reflect the amount by which the fair value of the shares of our Series B Preferred Stock issued to eBay in May 2002 exceeded the amount paid by eBay for the shares. The effect was to reduce revenue for the second quarter from approximately $1,460,000 to approximately $1,346,000 and to increase the net loss for the second quarter by $114,200. This one-time charge was made in accordance with the Emerging Issues Task Force Issue 01-09, Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products, which requires that companies report non-cash stock compensation to customers as a reduction in revenue.

        Net loss before equity-related charges for the second quarter of 2002 was $2.9 million, or $(0.10) per share, compared to $7.4 million, or $(0.25) per share, for the first quarter of 2002 and $6.5 million, or $(0.22) per share, for the second quarter of 2001. Equity-related charges of $4.3 million for the second quarter of 2002 and $4.5 million for the first quarter of 2002 consist of the amortization of (i) deferred stock compensation resulting from the grant of stock options to employees at exercise prices subsequently deemed to be less than the fair value of the common stock on the grant date and (ii) the fair value of warrants issued to strategic customers and shares of Series D convertible preferred stock issued to strategic customers at prices below their fair value prior to our initial public offering.

        We ended the quarter with 52 customers, compared to 56 customers at the end of the first quarter of 2002. For the second quarter of 2002, our average revenue per customer increased 5.5% to $24,900, from $23,600 for the first quarter of 2002.

        We also announced that in late June 2002, we eliminated 18 positions worldwide, representing approximately 31% of our total employee base, and relocated our UK data center to the US. After giving effect to this workforce reduction, we had approximately 40 employees worldwide. We recorded a charge of approximately $530,000 in the second quarter of 2002 for the costs related to this restructuring initiative, which amount is included in our operating expenses for the quarter. We expect to pay substantially all of these costs by the end of the third quarter of 2002. Net loss before equity-related charges and the restructuring charge for the second quarter of 2002 was $2.4 million, or $(0.08) per share. Net loss before equity-related charges and the one-time charge of $4.5 million for unutilized office space for the first quarter of 2002 was $2.9 million, or $(0.10) per share.

        At June 30, 2002, our cash, cash equivalents and marketable securities totaled approximately $61 million.

Other Recent Developments

        On June 27, 2002, we held our 2002 annual meeting of stockholders and both Rory J. Cowan and Joseph R. Wright, Jr. were re-elected as Class II directors to serve until our 2005 annual meeting of stockholders.

        No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by our company or any other person. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of common stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of our company or that information contained herein is correct as of any time subsequent to the date hereof.

9,757,029 Shares

FAIRMARKET, INC.

COMMON STOCK

PROSPECTUS

                , 2002

Part II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The expenses in connection with the issuance and distribution of the securities being registered are set forth in the following table (all amounts except the registration fee are estimated):

Registration fee—Securities and Exchange Commission	$1,095.13
Accountants' fees and expenses	$20,000
Blue Sky fees and expenses	$0
Legal fees and expenses (other than Blue Sky)	$30,000
Printing expenses	$2,000
Miscellaneous	$1,000
TOTAL	$54,095.13

        All expenses itemized above shall be borne by our company.

Item 15. Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the corporation's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses, including attorneys' fees but excluding judgments, fines and amounts paid in settlement, actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit. This is subject to the further limitation that in these actions, no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of the person's duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply.

        Article V of the by-laws of FairMarket, Inc. ("FairMarket" or the "Company") provides that FairMarket shall, to the extent legally permitted, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was, or has agreed to become, a director or officer of FairMarket, or is or was serving, or has agreed to serve, at the request of FairMarket, as a director, officer, trustee, partner, employee or agent of, or in a similar capacity with, another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The indemnification provided for in Article V is expressly not exclusive of any other rights to which those seeking indemnification may be entitled under any law, agreement or vote of stockholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs, executors and administrators of such persons.

        Section 145(g) of the Delaware General Corporation Law and Article V of the by-laws of FairMarket provide that FairMarket shall have the power to purchase and maintain insurance on behalf of its officers, directors, employees and agents, against any liability asserted against and incurred by such persons in any such capacity.

        FairMarket has obtained insurance covering its directors and officers against losses and insuring FairMarket against certain of its obligations to indemnify its directors and officers.

        Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provisions shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware regarding the unlawful payment of dividends, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

        Pursuant to the Delaware General Corporation Law, Article VII of the certificate of incorporation of FairMarket eliminates a director's personal liability for monetary damages to FairMarket and its stockholders for breach of fiduciary duty as a director, except in circumstances involving a breach of the director's duty of loyalty to FairMarket or its stockholders, acts or omissions not in good faith, intentional misconduct, knowing violations of the law, self-dealing or the unlawful payment of dividends or repurchase of stock.

Item 16. Exhibits.

Exhibit No.		Description
4.1	—	Form of Fifth Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.3 to the Company's Registration Statement on Form S-1, as amended, File No. 333-92677)
4.2	—	Certificate of Designations, Preferences and Rights of a Series of Preferred Stock of the Company classifying and designating the Series A Junior Participating Cumulative Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated May 17, 2001)
4.3	—	Certificate of Designations, Preferences and Rights of a Series of Preferred Stock of the Company classifying and designating the Series B Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated May 17, 2002)
4.4	—	Composite Amended and Restated Bylaws of the Company as amended by Amendment to Bylaws adopted May 16, 2001 (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K, as amended, for the year ended December 31, 2001)
4.5	—	Form of Specimen Certificate for the Company's Common Stock (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K, as amended, for the year ended December 31, 2001)
4.6	—	Shareholder Rights Agreement, dated as of May 17, 2001, between the Company and EquiServe Trust Company, N.A., as Rights Agent, including form of Right Certificate (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated May 17, 2001)
4.7	—	Investors' Rights Agreement, dated February 25, 1999, by and among the Company and the stockholders named therein (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1, as amended, File No. 333-92677)

4.8	—	Amendment to Investors' Rights Agreement, dated August 23, 1999, by and among the Company and the stockholders named therein (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-1, as amended, File No. 333-92677)
4.9	—	Amendment to Investors' Rights Agreement, dated September 15, 1999, by and among the Company and the stockholders named therein (incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-1, as amended, File No. 333-92677)
*5.1	—	Opinion of Goodwin Procter LLP
*23.1	—	Consent of PricewaterhouseCoopers LLP
*23.2	—	Consent of Goodwin Procter LLP (included in Exhibit 5.1)
*24.1	—	Power of Attorney (contained in signature page)
99.1	—	Registration Rights Agreement, dated as of May 17, 2002, between the Company and eBay Inc. (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated May 17, 2002)
99.2	—	Voting and Standstill Agreement, dated as of May 17, 2002, between FairMarket, Inc. and eBay Inc. (incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K dated May 17, 2002)
*99.3	—	Series B Preferred Stock Conversion and Voting Agreement, dated as of May 31, 2002, between FairMarket, Inc. and eBay Inc.
*99.4	—	Settlement and Standstill Agreement, dated as of May 7, 2002, between FairMarket, Inc., JHC Investment Partners, LLC, MM Companies, Inc. (f/k/a musicmaker.com, Inc.), Jewelcor Management, Inc., Barington Capital Group, L.P. and Barington Companies Equity Partners, L.P.
*99.5	—	Press release of FairMarket, Inc. dated July 31, 2002 regarding FairMarket's financial results for the quarter ended June 30, 2002

*
Filed herewith.

Item 17. Undertakings.

A. The undersigned Registrant hereby undertakes:

  1.
  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

  (i)
  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

  (ii)
  To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

  (iii)
  To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the registration statement.

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the undersigned registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

  2.
  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time to be the initial bona fide offering thereof.

  3.
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  4.
  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the undersigned registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering hereof.

  5.
  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the undersigned registrant pursuant to the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned registrant of expenses incurred or paid by a director, officer or controlling person of the undersigned registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the town of Woburn, Commonwealth of Massachusetts, on July 31, 2002.

FAIRMARKET, INC.
By:	/s/ NANDA KRISH Nanda Krish, President and Chief Executive Officer

        KNOW ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints each of Janet Smith and James Parslow as such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ NANDA KRISH Nanda Krish	President, Chief Executive Officer and Director (Principal Executive Officer)	July 31, 2002
/s/ JANET SMITH Janet Smith	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	July 31, 2002
/s/ RORY J. COWAN Rory J. Cowan	Director	July 31, 2002
/s/ SHIKHAR GHOSH Shikhar Ghosh	Director	July 31, 2002
/s/ THOMAS J. LITLE, IV Thomas J. Litle, IV	Director	July 31, 2002
/s/ JOSEPH R. WRIGHT, JR. Joseph R. Wright, Jr.	Director	July 31, 2002

EXHIBIT INDEX

Exhibit No.		Description
4.1	—	Form of Fifth Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.3 to the Company's Registration Statement on Form S-1, as amended, File No. 333-92677)
4.2	—	Certificate of Designations, Preferences and Rights of a Series of Preferred Stock of the Company classifying and designating the Series A Junior Participating Cumulative Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated May 17, 2001)
4.3	—	Certificate of Designations, Preferences and Rights of a Series of Preferred Stock of the Company classifying and designating the Series B Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated May 17, 2002)
4.4	—	Composite Amended and Restated Bylaws of the Company as amended by Amendment to Bylaws adopted May 16, 2001 (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K, as amended, for the year ended December 31, 2001)
4.5	—	Form of Specimen Certificate for the Company's Common Stock (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K, as amended, for the year ended December 31, 2001)
4.6	—	Shareholder Rights Agreement, dated as of May 17, 2001, between the Company and EquiServe Trust Company, N.A., as Rights Agent, including form of Right Certificate (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated May 17, 2001)
4.7	—	Investors' Rights Agreement, dated February 25, 1999, by and among the Company and the stockholders named therein (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1, as amended, File No. 333-92677)
4.8	—	Amendment to Investors' Rights Agreement, dated August 23, 1999, by and among the Company and the stockholders named therein (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-1, as amended, File No. 333-92677)
4.9	—	Amendment to Investors' Rights Agreement, dated September 15, 1999, by and among the Company and the stockholders named therein (incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-1, as amended, File No. 333-92677)
*5.1	—	Opinion of Goodwin Procter LLP
*23.1	—	Consent of PricewaterhouseCoopers LLP
*23.2	—	Consent of Goodwin Procter LLP (included in Exhibit 5.1)
*24.1	—	Power of Attorney (contained in signature page)
99.1	—	Registration Rights Agreement, dated as of May 17, 2002, between the Company and eBay Inc. (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated May 17, 2002)
99.2	—	Voting and Standstill Agreement, dated as of May 17, 2002, between FairMarket, Inc. and eBay Inc. (incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K dated May 17, 2002)
*99.3	—	Series B Preferred Stock Conversion and Voting Agreement, dated as of May 31, 2002, between FairMarket, Inc. and eBay Inc.
*99.4	—	Settlement and Standstill Agreement, dated as of May 7, 2002, between FairMarket, Inc., JHC Investment Partners, LLC, MM Companies, Inc. (f/k/a musicmaker.com, Inc.), Jewelcor Management, Inc., Barington Capital Group, L.P. and Barington Companies Equity Partners, L.P.
*99.5	—	Press release of FairMarket, Inc. dated July 31, 2002 regarding FairMarket's financial results for the quarter ended June 30, 2002

*
Filed herewith.

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PROSPECTUS SUMMARY
About FairMarket, Inc.
Recent Developments
The Offering
Plan of Distribution
RISK FACTORS
Risks Related to Our Business
Risks Related to Our Industry
Risks Related to this Offering of Common Stock
SPECIAL STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
REGISTRATION RIGHTS OF THE SELLING STOCKHOLDERS
THE SELLING STOCKHOLDERS
USE OF PROCEEDS
PLAN OF DISTRIBUTION
INCORPORATION OF DOCUMENTS BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION
EXPERTS
LEGAL MATTERS
RECENT DEVELOPMENTS
Part II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX